UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  January 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX

Exhibit No.
1. IFRS Briefing dated 07 December 2004
2. Director Shareholding dated 07 December 2004
4. Property Index Certificates dated 14 December 2004
3. Executive Responsibilities dated 14 December 2004
5. Director Shareholding dated 17 December 2004
6. Listing Particulars dated 21 December 2004
7. Director Shareholding dated 22 December 2004
8. Directorate dated 30 December 2004

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: January 05, 2005                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: January 05, 2005                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1



                                                                 7 December 2004

                                  BARCLAYS PLC

                  INTERNATIONAL FINANCIAL REPORTING STANDARDS

Barclays PLC is today briefing analysts and investors on its implementation of the International Financial Reporting Standards (IFRS). Barclays will begin reporting under IFRS in 2005.

It is expected that the transition to IFRS will have a minimal overall impact on both profit before tax and earnings per share. There is expected to be a modest impact on regulatory capital ratios resulting from a reduction in shareholders' funds. As expected, the most significant impact will be an increase in gross balance sheet footings reflecting a change in the rules relating to netting.

The briefing will commence at 11.00 (GMT) and is also available via a live webcast on the website: http://www.investorrelations.barclays.co.uk. An archived version of the webcast and slides will be available on the website later this afternoon.

                                      ENDS

For further information contact:

Investor Relations:                     Media Relations:

Cathy Turner +44 (0) 20 7699 3638       Chris Tucker +44 (0) 20 7699 3161
James S Johnson +44 (0) 20 7699 4525    George Hulbert +44 (0) 20 7699 2661

This document contains certain forward looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances, including but not limited to UK domestic and global economic and business conditions, market legislation, the outcome of pending and future litigation and impact of competition, a number of which are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals and expectations set forth in the forward looking statements. A more detailed list of these factors is contained on pages p110-111 of Barclays PLC Annual Report 2003 that is available on the Internet at www.investorrelations.barclays.co.uk/ivr/2004report(http:// www.investorrelations.barclays.co.uk/ivr/2004 report). Any forward looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it files with the US Securities and Exchange Commission, including its most recent Annual Report on Form 20-F.

All numbers given in the briefing are estimates, included only for illustrative purposes. They are subject to change and should not be relied on or considered definitive.

Exhibit No. 2


                                                                 7 December 2004

         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 6 December 2004 that it had on 2 December 2004 exercised its discretion and purchased a total of 769,758 ordinary shares in Barclays PLC at a price of 556.00p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary Trust") notified the Company on 6 December 2004 that it had on 2 December 2004 exercised its discretion and purchased a total of 53,864 ordinary shares in Barclays PLC at a price of 556.00p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

3. The trustee of the Barclays Group Sharepurchase Plan informed the Company on 7 December 2004 that it had on 7 December 2004 purchased, and now held as bare trustee under the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 554.00p per share:



    Director           Number of Shares
    Mr C J Lendrum     22
    Mr J S Varley      22
    Mr D L Roberts     22
    Mr G A Hoffman     22



    The revised total shareholding for each director following these transactions is as follows:


    Director           Beneficial Holding         Non Beneficial
                                                  Holding

    Mr C J Lendrum     239,330                    -
    Mr J S Varley      329,786                    -
    Mr D L Roberts     63,326                     -
    Mr G A Hoffman     167,859                    -



Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 116,590,407 ordinary shares in Barclays PLC. Mr Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 3


                      BARCLAYS PROPERTY INDEX CERTIFICATES

                                     "PICs"

   Notification of Monthly Proxy Index and Monthly Proxy Capital Growth Index


                                            IPD Annual Capital     IPD Annual
                                               Growth Index1         Index1

Dec 2002 (as certified by IPD March 2003)        200.90647          853.53947
Dec 2003 (as certified by IPD February           208.76776          946.69827
2004)


                                           Monthly Proxy Capital  Monthly Proxy
                                               Growth Index2         Index2
October 2004 (as certified by IPD November         226.4             1080.5
2004)
November 2004 (as certified by IPD                 228.6             1096.1
December 2004)


                                              Capital Growth      Total Return
In month of November 2004                          1.0%               1.4%
In 2004 to end November                            9.5%               15.8%


Source: Investment Property Databank Limited ("IPD")

Notes

1. The index referred to as the IPD "Annual Index" is the Investment Property Databank All Property (Standing Investments excluding Active Management) Annual Total Return Index. The IPD Annual Capital Growth Index is a component of the Annual Index and both are calculated by IPD from information held in its annual database which at 31st December 2003 contained information relating to individual properties having an aggregate value of approximately GBP105.1bn.

2. IPD compiles monthly indices as proxies for the Annual Index (the "Monthly Proxy Index") and for the Annual Capital Growth Index (the "Monthly Proxy Capital Growth Index") for the preceding month. The Monthly Proxy Index and the Monthly Proxy Capital Growth Index are estimated by reference to information contained in the monthly database, which at the end of December 2003 contained information relating to individual properties having an aggregate value of approximately GBP17.4bn. As these indices are intended to be proxies for the Annual Index and the Annual Capital Growth Index, the constituent information is re-weighted by sector, property type and region to reflect the portfolio of properties used in the calculation of the Annual Index and the Annual Capital Growth Index.


Investment Property Databank Limited ("IPD") will not be liable to any holder of Barclays Property Index Certificates for any loss or damage as a result of any error in any of the above mentioned indices. This information has been prepared by IPD. Whilst it is deemed to be reliable, Barclays Bank PLC does not represent that such information is accurate or complete and it should not be relied upon as such. The prices of investments which trade in limited markets may go up or down.

Charles House, 5-11 Regent Street
London SW1Y 4LR
Telephone: 020- 7747 1700.
Fax: 020-7839 7460.
Contact: Simon Redman or
Andrew Thomson
December 14th 2004

Exhibit No. 4
                                                                14 December 2004

        BARCLAYS ANNOUNCES CHANGES TO SENIOR MANAGEMENT RESPONSIBILITIES

Barclays PLC and Barclays Bank PLC today announce changes to the responsibilities of its executive management team, which are designed to focus increased leadership capacity on growing the Group's international retail and commercial banking business and building on the progress in the Group's wealth management business. These changes will be effective from January 1, 2005.

David Roberts, a Director of Barclays and currently Chief Executive, Barclays Private Clients and International (PC&I), will become Chief Executive, International Retail and Commercial Banking.

One of Barclays four strategic priorities is to build its retail and commercial banking businesses outside the UK. This comprises driving forward Barclays current non UK retail and commercial banking activities; delivering a large integration programme in Spain consequent on the acquisition last year of Banco Zaragozano; and leading another large integration programme in South Africa if the proposed acquisition of a majority stake in the South African bank ABSA is approved.

In order to create the capacity for undivided focus on this agenda, the two businesses which currently report to Mr Roberts will be separated. Mr Roberts will be responsible for all Barclays present and prospective retail and commercial banking operations outside the UK, which currently include the Caribbean, France, Spain, Portugal, Italy and Africa.

Robert E Diamond Jnr, Chief Executive of Barclays Capital and Chairman of BGI, will assume additional responsibility for the Private Clients components of PC&I
- International & Private Banking and Wealth Solutions. Mr Diamond will apply the same disciplines of excellence in execution, talent management and client focus that have been successful in Barclays Capital and Barclays Global Investors in accelerating the expansion of Private Clients, initiated in 2003 and driven forward successfully by David Roberts this year.

Paul Idzik, recently appointed Barclays Chief Operating Officer, will succeed David Roberts as chairman of the Barclays Group Operating Committee.

John Varley, Barclays Group Chief Executive, said: "These changes will ensure that the momentum of strategic delivery at Barclays is accelerated. David Roberts will have greater capacity to focus on building our retail and commercial banking businesses outside the UK, a vital element of our goal to grow the proportion of our earnings from overseas. Bob Diamond will now take charge of a portfolio of global businesses which share a number of similarities.

"These changes will speed our progress towards the achievement of our strategic objectives."

                                    - ends -

For further information please contact:

Investor Relations                     Media Relations

Cathy Turner                           Chris Tucker/Leigh Bruce
Head of Investor Relations             PR Director/Comms Director
Tel: 0207 699 3638                     Tel: 0207 699 3161/2658

Exhibit No. 5

                                                                17 December 2004

         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 16 December 2004 that it had on 14 December 2004 exercised its discretion and purchased a total of 793,099 ordinary shares in Barclays PLC at a price of 565.82p per share and released 20,870 ordinary shares in Barclays PLC. None of the shares purchased or released were in respect of an award made to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary Trust") notified the Company on 16 December 2004 that it had on 14 December 2004 exercised its discretion and purchased a total of 75,664 ordinary shares in Barclays PLC at a price of 565.82p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 117,438,300 ordinary shares in Barclays PLC. Mr Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 6

FORMAL NOTICE FOR SPECIALIST SECURITIES
PUBLICATION DATE:            21st December 2004
Application has been made to the UK Listing Authority for the following Securities to be admitted to the Official List



DETAILS OF ISSUE:            GBP10,000,000,000 Structured Note Programme
ISSUER 1:                    Barclays Bank PLC
INCORPORATED IN:             England
ISSUER 2:                    Barclays Capital (Cayman) Limited
INCORPORATED IN:             The Cayman Islands
Guarantor:                   Barclays Bank PLC


Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:



Barclays Bank PLC                                          JPMorgan Chase Bank
24 Lombard Street                                          Trinity Tower
London                                                     9 Thomas More Street
EC3P 3AH                                                   London
                                                           E1W 1YT

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at: The UK Listing Authority, Financial Services Authority, 25 The North Colonnade, London E14 5HS.

Exhibit No. 7
                                                                22 December 2004

         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 22 December 2004 that it had on 17 December 2004 exercised its discretion and released a total of 1,473,311 ordinary shares in Barclays PLC at a price of 571.89p per share. None of the shares released were in respect of an award made to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary Trust") notified the Company on 22 December 2004 that it had on 17 December 2004 exercised its discretion and released a total of 8,878 ordinary shares in Barclays PLC at a price of 571.89p per share. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 115,956,111 ordinary shares in Barclays PLC. Mr Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 8
                                                                30 December 2004

                              DAME HILARY CROPPER

Barclays PLC and Barclays Bank PLC regret to announce the death of their director Dame Hilary Cropper, CBE. Dame Hilary Cropper, who had been suffering from cancer, joined the Board as a non-executive Director in 1998 and died on 26 December 2004 at the age of 63 years.